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                                                                   EXHIBIT(C)(5)

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GRUMMAN CORPORATION
BETHPAGE, NEW YORK 11714-3580
                                                                        DR. RENSO L. CAPORALI
                                                                    CHAIRMAN OF THE BOARD AND
                                                                      CHIEF EXECUTIVE OFFICER
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                                                   March 23, 1994

Mr. Norman R. Augustine
Chairman and Chief
  Executive Officer
Martin Marietta Corporation
6801 Rockledge Drive
Bethesda, Maryland 26817

Dear Norm:

     I have received your letter of March 21 asking for our prompt advice as to whether Grumman intends to seek to enforce the Confidentiality Agreement against Northrop and making reference to "certain 'standstill' provisions which prohibit Northrop from making an unsolicited offer for Grumman's shares until after January 1996."

     First, let me assure you that Grumman has complied and continues to comply with the existing Merger Agreement between our companies, including, without limitation, Section 6.2 and 6.4 thereof and also that the Northrop tender offer was uninvited.

     In my March 14 letter to you, I pointed out that our Directors have taken their action to respond affirmatively to Northrop's request to supply Northrop with "substantially the same non-public information concerning Grumman that was furnished to Martin Marietta" in accordance with the express provisions of
Section 6.2 of our Agreement and Plan of Merger, which provides:

        The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, . . .if such entity or group has submitted a written proposal to the Board relating to any such transaction and the Board by a majority vote determines in its good faith judgment, based as to legal matters on the written opinion of legal counsel [which has been received by the Board], that failing to take such action would constitute a breach of the Board's fiduciary duty.

     With respect to your request that we "enforce the Confidentiality Agreement with Northrop", we believe that in order to have a court enforce the Confidentiality Agreement's standstill provisions against the $60 a share Northrop tender offer under present circumstances, it would be necessary to demonstrate the manner in which Grumman would be damaged if such standstill provisions were not enforced and, to secure injunctive relief, to demonstrate irreparable injury to Grumman. We would welcome any thoughts you have on this subject and our lawyers are also available for discussion with your lawyers.

     With respect to the other provisions of the Confidentiality Agreement with Northrop, we have no reason to believe that they are not fully binding and enforceable. I want to assure you that we, of course, have no intention of disclosing Martin Marietta's proprietary business data.

                                          Sincerely,

                                          /s/ Renso L. Caporali

                                          Renso L. Caporali